EXHIBIT (a)(4)

INSIGHT COMMUNICATIONS COMPANY, INC.

OFFER TO EXCHANGE

OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

INSTRUCTIONS TO PARTICIPATE IN OFFER

Review the Offer. Please carefully review the Insight Communications Company, Inc. Offer to Exchange Outstanding Options to Purchase Common Stock dated November 7, 2003 (the “Offer to Exchange”) distributed or made available to eligible employees.

To Participate in the Offer. To participate in the offer, you must properly complete, sign, date and deliver to us an Election Form before 5:00 p.m. Eastern Time on December 9, 2003. Be sure to initial the row(s) corresponding to options you wish to tender for exchange. WE WILL STRICTLY ENFORCE THE EXPIRATION AND THERE CAN BE NO EXCEPTIONS TO THE EXPIRATION TIME. Delivery will be deemed made only when the Election Form is actually received (not postmarked) by us. The acceptable methods of delivering the Election Form are:

1)	By faxing to Roberta Monteyne, Human Resources Coordinator at (917) 286-2304. If faxing an Election Form, you should retain the fax transmittal confirmation for your records.

2)	By mailing to Roberta Monteyne, Human Resources Coordinator at Insight Communications Company, Inc., 810 Seventh Avenue, New York, New York 10019. If mailing an Election Form, we urge you to mail the Election Form sufficiently in advance of the expiration of the offer to ensure we receive it prior to the expiration. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. This type of delivery is at your own expense.

If you do not submit an Election Form prior to the expiration of the offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. In that case, your options will remain outstanding until they terminate, expire according to their terms or are exercised. They will retain their current exercise price and other terms and conditions under the Insight Communications Company, Inc. 1999 Equity Incentive Plan (formerly known as the 1999 Stock Option Plan) and the award agreement under which the options were granted.

Acceptance of Options for Exchange. When we accept your tendered options for exchange and we cancel those options, you will have no further rights to those options.

To Withdraw Election. To withdraw your tendered options from the offer, you must properly complete, sign, date and deliver to us the Notice of Withdrawal Form before 5:00 p.m. Eastern Time on December 9, 2003. Delivery will be deemed made only when the Notice of Withdrawal Form is actually received (not postmarked) by us. Notice of Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section “To Participate in the Offer.” Once you have withdrawn your tendered options, you may retender your options for exchange before the expiration of the offer only by again following the delivery procedures described in the section “To Participate in the Offer.”

Questions may be directed to Roberta Monteyne, Human Resources Coordinator at (917) 286-2321.